FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 000-33765

AIRMEDIA GROUP INC.

17/F, Sky Plaza,

No. 46 Dongzhimenwai Street

Dongcheng District

100027, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

AIRMEDIA GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Conor Chiahung Yang
Name:	Conor Chiahung Yang
Title:	Chief Financial Officer

Date: August 12, 2008

Exhibit 99.1

AirMedia Reports Unaudited Second Quarter 2008 Financial Results

Beijing, China – August 11, 2008 – AirMedia Group Inc. (Nasdaq: AMCN), the operator of the largest digital media network in China dedicated to air travel advertising, today announced its unaudited financial results for the second quarter ended June 30, 2008.

Financial Highlights

•	Total revenues increased 251.6% year-over-year and 37.9% sequentially to US$29.8 million;

•	Revenues from digital frames in airports for the second quarter of 2008 grew 63.4% sequentially to US$11.0 million. Revenues from digital frames in airports was nil in the same period one year ago;

•	Net income increased 241.8% year-over-year and 0.7% sequentially to US$7.3 million. Basic and diluted income per ADS was both US$0.11;

•

Adjusted net income (non-GAAP), which excluded share-based compensation expenses and amortization of acquired intangible assets, increased 286.1% year-over-year and 0.6% sequentially to US$8.5 million. Adjusted basic and diluted net income per ADS (non-GAAP) was US$0.13 and US$0.12, respectively.

“We are very pleased to report that AirMedia’s financial results in the second quarter of 2008 were in line with our raised revenue guidance. We are particularly excited about our roll-out of digital frames to a total of sixteen airports, which marked the successful source of revenue generation from this relatively new product line and underscored the increasing acceptance by advertisers of this innovative media format,” commented Herman Man Guo, Chairman and Chief Executive Officer of AirMedia. “We also complement AirMedia’s organic business growth with our latest acquisitions which enabled us to expand into advertising business on gate bridges in airports, making us well positioned to capture the growth opportunities in the air travel advertising sector in China. While the Olympic Games currently taking place in Beijing, China may to certain extent limit our rapid growth in the short term since we are only allowed to sell advertisements to Olympic Sponsors in Beijing Capital International Airport and Qingdao Liuting International Airport from July 11, 2008 to September 18, 2008, the Olympic Games will further drive our growth in the long term as we have obtained several new clients who are Olympic Sponsors, and we expect to continue to retain them after the Olympic Games. We are expecting a strong performance in the fourth quarter of 2008 as we expect that non-Olympic-sponsor clients will increase their advertising spending in the fourth quarter.”

Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentage):

	Quarter Ended June 30, 2008	% of Total Revenues	Quarter Ended March 31, 2008	% of Total Revenues	Quarter Ended June 30, 2007	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Digital TV screens in airports	13,143	44.1%	9,981	46.2%	4,935	58.3%	166.3%	31.7%
Digital TV screens on airplanes	4,636	15.6%	3,881	18.0%	2,566	30.3%	80.7%	19.5%
Digital frames in airports	10,960	36.8%	6,706	31.1%	—	—	N/A	63.4%
Other displays	1,035	3.5%	1,028	4.7%	968	11.4%	6.9%	0.7%

Total revenues	29,774	100.0%	21,596	100.0%	8,469	100.0%	251.6%	37.9%

Net revenues	28,489		20,419		8,050		253.9%	39.5%

Total revenues for the second quarter of 2008 reached US$29.8 million, representing a year-over-year increase of 251.6% from US$8.5 million in the same period one year ago and a sequential increase of 37.9% from US$21.6 million in the previous quarter. The year-over-year and sequential increases were due to the increases of revenues from all of the product lines.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the second quarter of 2008 grew 166.3% year–over-year and 31.7% sequentially to US$13.1 million. The year-over-year increase was primarily due to the increase in the number of time slots sold and the increase of the average advertising revenue per time slot sold (or the “ASP”). The sequential increase was primarily due to the increase in the number of time slots sold. Please refer to “Summary of Selected Operating Data” for detailed definitions.

In the first quarter of 2008, AirMedia proactively managed the value of its time slots and sales volume by increasing its ASPs, which resulted in sufficient revenue growth capacity. During the second quarter of 2008, AirMedia successfully improved the utilization rate of digital TV screens in airports while maintaining the high level ASP achieved during the first quarter of 2008. The utilization rate for the second quarter of 2008 increased 0.2 percentage points year-over-year and 9.7 percentage points sequentially to 32.0%. The ASP for the second quarter of 2008 increased 92.8% year-over-year to US$1,644 due to the increase in listing prices of digital TV screens in the fourth quarter of 2007 and the first quarter of 2008, as well as fewer discounts from the first quarter of 2008 onwards. AirMedia internally categorizes Beijing Capital International Airport, Guangzhou Baiyun International Airport, Shanghai Pudong International Airport and Shanghai Hongqiao International Airport as triple-A airports. The ASP for the second quarter of 2008 decreased 9.4% sequentially from US$1,815 in the first quarter of 2008 because during the second quarter time slots sold in the non-triple-A airports accounted for a higher percentage of total time slots sold. The listing prices in non-triple-A airports were significantly lower than the those in the triple-A airports and AirMedia’s discount policy in these airports was more flexible which resulted in generally lower ASPs than those in the triple-A airports. The ASP of digital TV screens in the triple-A airports increased 7.0% sequentially in the second quarter of 2008.

The number of time slots sold increased 38.2% year-over-year and 45.3% sequentially to 7,993 time slots. The number of time slots available for sale increased 37.3% year-over-year and 1.1% sequentially to 24,982 time slots in the second quarter of 2008. The year-over-year increase of the number of time slots available for sale was primarily due to the increase of airports in operation which increased from 31 airports at the end of the second quarter of 2007, to 41 airports at the end of the second quarter of 2008. With an extensive network of airports already in place, the increase of time slots available for sale going forward will be minimal, allowing management to focus on maximizing the value of time slots sold.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the second quarter of 2008 grew 80.7% year–over-year and 19.5% sequentially to US$4.6 million. The year-over-year increase was primarily due to the increase in time slots sold and the increase of ASP. The sequential increase was primarily due to the increase of the ASP. The ASP for the second quarter of 2008 increased 51.1% year-over-year and 24.7% sequentially to US$19,799. The year-over-year increase of ASP was due to the increase of the listing prices and fewer discounts offered. The sequential increase of ASP was due to fewer discounts offered and more time slots sold in the top three airlines, which had higher-than-average ASPs.

The number of time slots sold increased 19.4% year-over-year and decreased 4.5% sequentially to 234 time slots. The year-over-year increase was primarily due to continued sales efforts and growing acceptance of AirMedia’s digital media by advertisers. The sequential decrease was due to fewer time slots sold in airlines other than the top three airlines in the second quarter. The number of times slots sold in the top three airlines increased sequentially in the second quarter. The number of time slots available for sale increased 8.3% year-over-year to 468 time slots in the second quarter of 2008 because AirMedia added another three minutes of advertising time on China Southern Airlines in September 2007 and another three minutes of advertising time on Air China in March 2008. The number of time slots available for sale grew 2.6% sequentially as a result of the increase of three minutes of advertising time on Air China. The utilization rate for the second quarter of 2008 increased 4.6 percentage points year-over-year and decreased 3.7 percentage points sequentially to 50.0%. The sequential decrease of utilization rate was primarily due to the increase in time slots available and the decrease in time slots sold in airlines other than the top three airlines.

Revenues from digital frames in airports

Revenues from digital frames in airports for the second quarter of 2008 grew 63.4% sequentially to US$11.0 million due to the increase in time slots sold. Revenues from digital frames in airports was nil in the same period one year ago. The number of time slots sold increased 182.1% sequentially to 1,199 time slots due to continued sales efforts and growing acceptance of AirMedia’s digital frames by advertisers. The number of time slots available for sale increased 757.2% sequentially to 10,483 time slots primarily due to the commencement of operation of digital frames in additional 15 airports during the second quarter, up from one airport at the end of the first quarter. The utilization rate of digital frames for the second quarter decreased to 11.4% from 34.8% in the previous quarter due to the increase of time slots available for sale. The ASP of digital frames for the second quarter of 2008 decreased 42.1% sequentially to US$9,138 because the listing prices of digital frames in the newly operated airports were significantly lower than the listing prices of digital frames in Beijing Capital International Airport, which was the only airport where we had operation of digital frames in the first quarter of 2008.

Please refer to “Summary of Selected Operating Data” for more operating data.

Business tax and other sales tax for the second quarter of 2008 was US$1.3 million, representing a year-over-year increase of 206.7% from US$419,000 in the same period one year ago and a sequential increase of 9.2% from US$1.2 million in the previous quarter due to the related increase in total revenues.

Net revenues for the second quarter of 2008 reached US$28.5 million, representing a year-over-year increase of 253.9% from US$8.1 million in the same period one year ago and a sequential increase of 39.5% from US$20.4 million in the previous quarter. The year-over-year and sequential increases were due to the increase of total revenues.

Cost of Revenues

Cost of revenues for the second quarter of 2008 was US$17.5 million, representing a year-over-year increase of 282.5% from US$4.6 million in the same period one year ago and a sequential increase of 79.7% from US$9.7 million in the previous quarter. The year-over-year and sequential increases of cost of revenues were primarily due to the increase of concession fees in connection with the expansion of AirMedia’s business. Cost of revenues as a percentage of net revenues in the second quarter of 2008 was 61.4%, a year-over-year increase from 56.8% in the same period one year ago and a sequential increase from 47.7% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital TV screens, digital frames and other displays, and to airlines for placing programs on their digital TV screens. Most of the concession fees are fixed with an annual escalation. The total concession fee under each concession right agreement is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which are generally between three and five years. Concession fees for the second quarter of 2008 were US$11.4 million, representing a year-over-year increase of 308.8% from US$2.8 million in the same period one year ago and a sequential increase of 141.6% from US$4.7 million in the previous quarter due to additional concession contracts. The sequential increase of concession fees was due to the full-quarter impact of concession fees for Terminal 3 of Beijing Capital International Airport and new concession rights contracts to install large size digital frames in other airports.

Concession fees as a percentage of net revenues in the second quarter of 2008 increased to 40.0% from 34.6% in the same period one year ago and 23.1% in the previous quarter. The year-over-year and sequential increases were because AirMedia obtained additional concession rights to further grow its business and revenues.

Gross Profit

Gross profit for the second quarter of 2008 was US$11.0 million, representing a year-over-year increase of 216.4% from US$3.5 million in the same period one year ago and a sequential increase of 2.9% from US$10.7 million in the previous quarter.

Gross profit as a percentage of net revenues for the second quarter of 2008 was 38.6%, as compared to 43.2% in the same period one year ago and 52.3% in the previous quarter. The year-over-year and sequential decreases of gross profit as a percentage of net revenues were because AirMedia obtained additional concession rights to further grow its business and revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentage):

	Quarter Ended June 30, 2008	% of Net Revenues	Quarter Ended March 31, 2008	% of Net Revenues	Quarter Ended June 30, 2007	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	2,110	7.4%	2,444	12.0%	941	11.7%	124.2%	-13.7%
General and administrative expenses	2,849	10.0%	2,911	14.3%	453	5.6%	528.9%	-2.1%

Total operating expenses	4,959	17.4%	5,355	26.2%	1,394	17.3%	255.7%	-7.4%

Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure)	3,769	13.2%	4,168	20.4%	1,332	16.5%	183.0%	-9.6%

Total operating expenses for the second quarter of 2008 were US$5.0 million, representing a year-over-year increase of 255.7% from US$1.4 million in the same period one year ago and a sequential decrease of 7.4% from US$5.4 million in the previous quarter.

Total operating expenses for the second quarter of 2008 included share-based compensation expenses of US$1.1 million while there were no share-based compensation expenses in the same period one year ago. Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets (non-GAAP) for the second quarter of 2008 were US$3.8 million, representing a year-over-year increase of 183.0% from US$1.3 million in the same period one year ago and a sequential decrease of 9.6% from US$4.2 million in the previous quarter. Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets as a percentage of net revenues (non-GAAP) in the second quarter of 2008 decreased to 13.2% from 16.5% in the same period one year ago and 20.4% in the previous quarter.

Selling and marketing expenses for the second quarter of 2008 were US$2.1 million including $260,000 of share-based compensation expenses, representing a year-over-year increase of 124.2% from US$941,000 in the same period one year ago and a sequential decrease of 13.7% from US$2.4 million in the previous quarter. The year-over-year increase was primarily due to the expansion of the direct sales force and share-based compensation expenses in connection with the employee stock option grants made on July 2, July 20, and November 29, 2007. The sequential decrease was primarily due to a reduction of marketing expenses.

General and administrative expenses for the second quarter of 2008 were US$2.8 million including $861,000 of share-based compensation expenses, representing a year-over-year increase of 528.9% from US$453,000 in the same period one year ago and a sequential decrease of 2.1% from US$2.9 million in the previous quarter. The year-over-year increase was primarily due to share-based compensation expenses in connection with the employee stock option grants made on July 2, July 20, and November 29, 2007, headcount increase, and higher professional expenses. The sequential decrease was primarily due to lower professional service fees which were partially offset by headcount increase.

Income from Operations

Income from operations for the second quarter of 2008 was US$6.0 million, representing a year-over-year increase of 190.0% from US$2.1 million in the same period one year ago and a sequential increase of 13.3% from US$5.3 million in the previous quarter.

Income from operations excluding share-based compensation expenses and amortization of acquired intangible assets (non-GAAP) for the second quarter of 2008 was US$7.2 million, representing a year-over-year increase of 237.1% from US$2.1 million in the same period one year ago and a sequential increase of 10.9% from US$6.5 million in the previous quarter. Operating margin excluding the effect of share-based compensation expenses and amortization of acquired intangible assets (non-GAAP) for the second quarter of 2008 was 25.4%, as compared to 26.7% in the same period one year ago and 31.9% in the previous quarter.

Income Tax Expense/Benefit

Income tax benefit for the second quarter of 2008 was US$74,000, as compared to income tax expense of US$122,000 in the same period one year ago and income tax benefit of US$77,000 in the previous quarter. The effective income tax rate for the second quarter of 2008 was a negative 1.0%, as compared to 5.7% in the same period one year ago and a negative 1.1% in the previous quarter primarily because the most profitable entities of AirMedia are currently enjoying preferential tax holidays.

Net Income

Net income for the second quarter of 2008 was US$7.3 million, representing a year-over-year increase of 241.8% from US$2.1 million in the same period one year ago and a sequential increase of 0.7% from US$7.3 million in the previous quarter. The basic income per ADS for the second quarter of 2008 was US$0.11, as compared to basic income per ADS of US$0.03 in the same period one year ago and basic income per ADS of US$0.11 in the previous quarter. The diluted income per ADS for the second quarter of 2008 was US$0.11, as compared to diluted income per ADS of US$0.03 in the same period one year ago and diluted income per ADS of US$0.10 in the previous quarter.

Adjusted net income (non-GAAP) for the second quarter of 2008, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$8.5 million, representing a year-over-year increase of 286.1% from US$2.2 million in the same period one year ago and a sequential increase of 0.6% from US$8.5 million in the previous quarter. Basic adjusted net income per ADS (non-GAAP) for the second quarter of 2008 was US$0.13, as compared to basic adjusted net income per ADS of US$0.07 in the same period one year ago and basic adjusted income per ADS of US$0.13 in the previous quarter. Diluted adjusted income per ADS (non-GAAP) for the second quarter of 2008 was US$0.12, as compared to diluted adjusted net income per ADS of US$0.07 in the same period one year ago and diluted adjusted net income per ADS of US$0.12 in the previous quarter.

Please refer to the attached table for a reconciliation of net income and basic and diluted net income per ADS under US GAAP to adjusted net income and basic and diluted adjusted income per ADS.

“We are very pleased with AirMedia’s strong top-line and bottom-line financial results this quarter. While we are experiencing gross margin pressure in the second quarter from the increased concession fees in connection with Terminal 3 of Beijing Capital International Airport and other newly signed concession rights contracts, we believe these investments enable us to grow our revenues and maintain our leading position in the air travel advertising market in China. We expect to improve on gross margin in the quarters after the Olympic Games,” remarked Conor Chiahung Yang, Chief Financial Officer of AirMedia.

Other Recent Developments

In July 2008, AirMedia succeeded in a highly competitive selection process and obtained the exclusive concession rights from Wenzhou Yongqiang Airport to operate all digital and traditional media formats in both the old and new terminals of Wenzhou Airport until December 31, 2013. AirMedia will make a comprehensive advertising media plan for Wenzhou Airport and pay concession fees to operate all these media exclusively. With this new concession rights, AirMedia now have concession rights to operate digital TV screens in all of the top 30 airports in China. The concession rights will also help AirMedia to gain more operating experience in the traditional media business.

During the second quarter of 2008, AirMedia upgraded its 120 stand-alone digital frames in Beijing Capital International Airport from the 70-inch frames to 82-inch frames, which are the largest-size digital frames for commercial use currently available in the Chinese market. AirMedia also upgraded its 418 TV-attached digital frames in Beijing Capital International Airport from 46-inch frames to 52-inch frames. The surplus 70-inch stand-alone digital frames and 46-inch TV-attached digital frames will be moved to other, smaller airports.

In July 2008, AirMedia entered into definitive agreements to acquire 100% of the equity interest in Excel Lead International Limited, or Excel Lead, and 80% of the equity interest in Flying Dragon Media Advertising Co., Ltd., or Flying Dragon, which operate the advertising business on gate bridges in 10 airports in mainland China. The contingent consideration for the acquisition of Excel Lead, which was based on the after-tax net profit performance of Excel Lead in the second half of 2008, the full year of 2009 and 2010, respectively, was up to RMB189.3 million in cash and 1,530,950 ordinary shares of AirMedia, which equal to 765,475 ADSs of AirMedia, or up to RMB275.5 million in cash only. The consideration for the acquisition of Flying Dragon was RMB10 million in cash. The transactions further expanded AirMedia’s air travel advertising network to cover the advertising business on gate bridges in airports, and diversify its media resources to include billboard advertisements, which will help AirMedia to capture the growth opportunities in the air travel advertising sector in China. The transactions may also help AirMedia win some new and important clients, which have customarily advertised through these media resources, and consequently enlarge AirMedia’s customer base.

AirMedia reinforced its sales team through the addition of two experienced sales personnel, who joined AirMedia from key positions in the advertising industry. Mr. Aaron Tsoi was appointed as Vice President of Sales and will lead the sales team focused on second- and third-tier airports, an area of significant potential for AirMedia’s continued growth. Ms. Lisa Sze was appointed as the General Manager of Beijing Digital Frames Department of AirMedia, where she will lead and manage all of the sales efforts for the AirMedia’s digital frame business in the North China region. These two additions have further strengthened AirMedia’s already robust sales force.

In the second quarter of 2008, AirMedia started operating digital frames in additional 15 airports, including TV-attached digital frames in 10 airports located in Guangzhou, Shenzhen, Hangzhou, Wuhan, Nanjing, Zhengzhou, Jinan, Tianjin, Hefei and Changzhou, and stand-alone digital frames at 10 airports located in Shenzhen, Kunming, Chongqing, Changsha, Nanjing, Haikou, Zhengzhou, Jinan, Ningbo and Hefei. This expanded AirMedia’s digital frame network airports to 16. In addition, in mid-May 2008, AirMedia also adjusted the length of its digital frame’s time slot to 12 seconds per time slot from the previous 15 seconds per time slot, which increased the capacity of AirMedia’s digital frame network. Starting from June 2008, AirMedia adjusted its advertising cycle of 52-inch digital frames in Beijing Capital International Airport from 20-minute cycles to 10-minute cycles to give more exposure to clients’ advertisements.

Business Outlook

As a result of current business visibility, AirMedia currently expects that its total revenues for 2008 will be in an amount ranging from US$122.4 million to US$126.4 million, representing a year-over-year increase of 180.6% to 189.8% from fiscal year 2007.

AirMedia currently expects that its total revenues for the third quarter of 2008 will be in an amount ranging from US$31.0 million to US$33.0 million, representing a year-over-year increase of 191.8% to 210.6% from the same period of 2007.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to our Safe Harbor Statement for the factors which could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended June 30, 2008		Quarter Ended March 31, 2008		Quarter Ended June 30, 2007		YOY Growth Rate	QOQ Growth Rate
Digital TV screens in airports
Number of airports in operation		41		39		31	32.3%	5.1%
Number of time slots available for sale (1)		24,982		24,700		18,200	37.3%	1.1%
Number of time slots sold (3)		7,993		5,501		5,784	38.2%	45.3%
Utilization rate (4)		32.0%		22.3%		31.8%	0.2%	9.7%
Average advertising revenue per time slot sold (5)	US$	1,644	US$	1,815	US$	853	92.8%	-9.4%

Digital TV screens on airplanes
Number of airlines in operation		9		9		9	—	—
Number of time slots available for sale (1)		468		456		432	8.3%	2.6%
Number of time slots sold (3)		234		245		196	19.4%	-4.5%
Utilization rate (4)		50.0%		53.7%		45.4%	4.6%	-3.7%
Average advertising revenue per time slot sold (5)	US$	19,799	US$	15,873	US$	13,105	51.1%	24.7%

Digital frames in airports
Number of airports in operation		16		1		—	—	1500.0%
Number of time slots available for sale (2)		10,483		1,223		—	—	757.2%
Number of time slots sold (3)		1,199		425		—	—	182.1%
Utilization rate (4)		11.4%		34.8%		—	—	-23.4%
Average advertising revenue per time slot sold (5)	US$	9,138	US$	15,769		—	—	-42.1%

Notes:

(1)	We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.
(2)

After our adjustment of time-slot length in mid May, we define a time slot as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each advertising cycle on a weekly basis in a given airport. Our airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.
(4)	Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by its own number of time slots sold, respectively.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the second quarter 2008 earnings at 8:00 PM U.S. Eastern Time on August 11, 2008 (5:00 PM U.S. Pacific Time on August 11, 2008; 8:00 AM Beijing/Hong Kong time on August 12, 2008).

AirMedia’s management team will be on the call to discuss the financial results and highlights and to answer questions. The toll-free number for U.S. participants is +1 866 700 7441. The toll number for UK participants is +44 207 365 8426. The toll number for Hong Kong participants is +852 3002 1672. The toll number for other international participants is +1 617 213 8839. The pass code for all participants is AMCN.

A replay of the call will be available for 1 week between 9:00 pm Eastern Time on August 11, 2008, and 9:00 pm Eastern Time on August 18, 2008. The toll-free number for U.S callers is +1 888 286 8010 and the dial-in number for international callers is +1 617 801 6888. The pass code for the replay is 14687562.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the AirMedia corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude certain special items, including (1) amortization of non-cash stock-based compensation expense, and (2) amortization of acquired intangible assets. Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s current operating performance and future prospects in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Income/(Loss) and EPS and non-GAAP Adjusted Income/(Loss) and EPS” set forth at the end of this release.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising. AirMedia has contractual concession rights to operate digital TV screens in 53 airports, including 29 out of the 30 largest airports in China, and has contractual concession rights to place its programs on the routes operated by 9 airlines, including the three largest airlines in China. In addition, AirMedia also has contractual concession rights to operate digital frames of 46 to 52 inches and large-size digital frames ranging from 63 to 82 inches in several major airports. AirMedia also offers advertisers other media platforms in airports, such as 360-degree LED displays, mega display screens, shuttle bus displays and billboards on gate bridges. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Investor Relations Director

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	Jun. 30, 2008	Dec. 31, 2007
Assets
Current assets:
Cash	185,843	210,915
Accounts receivable, net	35,687	13,478
Prepaid concession fees	16,349	13,130
Other current assets	5,124	2,393
Deferred tax assets - current	210	95

Total current assets	243,213	240,011
Acquired intangible assets, net	5,140	4,862
Property and equipment, net	41,911	15,985
Long-term deposits	6,706	4,706
Long-term investment	1,720	788
Deferred tax assets - non-current	626	507

TOTAL ASSETS	299,316	266,859

Liabilities
Current liabilities:
Accounts payable	9,857	4,666
Accrued expenses and other current liabilities	2,134	1,309
Deferred revenue	4,451	1,712
Income tax payable	46	32
Amounts due to related parties	—	11

Total current liabilities	16,488	7,730

Non-current liabilities:
Deferred tax liability - non-current	1,696	1,527

Total liabilities	18,184	9,257

Minority interest	1	(3)
Shareholders’ equity
Ordinary shares	134	133
Additional paid-in capital	265,785	263,130
Statutory reserve	1,782	1,782
Accumulated deficiency	4,289	(10,317)
Accumulated other comprehensive income	9,141	2,877

Total shareholders’ equity	281,131	257,605

TOTAL LIABILITIES, MINORITY INTEREST, AND SHAREHOLDERS’ EQUITY	299,316	266,859

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share related data)

	Three Months Ended
	Jun. 30, 2008	Mar. 30, 2008	Jun. 30, 2007
Revenues	29,774	21,596	8,469
Business tax and other sales tax	(1,285)	(1,177)	(419)

Net revenues	28,489	20,419	8,050

Cost of revenues	17,486	9,730	4,572

Gross profit	11,003	10,689	3,478

Operating expenses:
Selling and marketing *	2,110	2,444	941
General and administrative *	2,849	2,911	453
Total operating expenses	4,959	5,355	1,394

Income from operations	6,044	5,334	2,084

Interest income	1,218	1,822	51

Other income, net	135	135	—

Income before income taxes and minority interest	7,397	7,291	2,135

Income tax expense/ (benefit)	(74)	(77)	(122)

Net income before minority interest	7,471	7,368	2,257

Minority interest	(6)	2	2

Loss of equity accounting investment	(137)	(93)	(115)

Net income	7,328	7,277	2,144
Deemed dividend on series A convertible redeemable preferred shares - Accretion of redemption premium	—	—	(359)

Deemed dividend on series B convertible redeemable preferred shares - Accretion of redemption premium	—	—	(326)

Net income attributable to holders of ordinary shares	7,328	7,277	1,459

Net Income allocated for computing EPS Ordinary shares - Basic	7,328	7,277	785
Net Income allocated for computing EPS preferred A shares - Basic	—	—	832
Net Income allocated for computing EPS preferred B shares - Basic	—	—	527
Net income used in calculating Income per ordinary share - diluted	—	—	785

Net income per ordinary share
- basic	$0.05	$0.05	$0.01
- diluted	$0.05	$0.05	$0.01

Net income per ADS
- basic	$0.11	$0.11	$0.03
- diluted	$0.11	$0.10	$0.03

Net income per Series A preferred share	—	—	$0.02
Net income per Series B preferred share	—	—	$0.14

Weighted average ordinary shares outstanding used in computing net income per ordinary share - basic	133,454,562	133,425,925	62,400,000
Weighted average ordinary shares outstanding used in computing net income per ordinary share - diluted	139,116,185	139,317,264	62,400,000
share used in calculating net income per Series A preferred share - basic	—	—	37,600,000
share used in calculating net income per Series B preferred share - basic	—	—	3,868,132

* share-based compensation charges included are as follow:

Selling and marketing	260	259	—
General and administrative	861	860	—

AirMedia Group Inc.

RECONCILIATION OF GAAP NET INCOME AND EPS TO NON-GAAP ADJUSTED NET INCOME AND EPS

(In U.S. dollars in thousands, except share related data)

	Three Months Ended
	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007
GAAP net income attributable to shareholders	7,328	7,277	2,144
Amortization of acquired intangible assets	69	68	62
Share-based compensation	1,121	1,119	—

Adjusted net income	8,518	8,464	2,206

Basic adjusted net income per share	$0.06	$0.06	$0.04
Diluted adjusted net income per share	$0.06	$0.06	$0.04

Basic adjusted net income per ADS	$0.13	$0.13	$0.07
Diluted adjusted net income per ADS	$0.12	$0.12	$0.07

Shares used in computing adjusted basic net income per share	133,454,562	133,425,925	62,400,000
Shares used in computing adjusted diluted net income per share	139,116,185	139,317,264	62,400,000

Note: The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP net adjusted income and number of shares and ADS used in GAAP basic and diluted EPS calculation, where the number of shares and ADS is adjusted for dilution due to share-based compensation plan.